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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 13)

       (WITH RESPECT TO THE TENDER OFFER BY MARTIN MARIETTA CORPORATION)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              GRUMMAN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              GRUMMAN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, $1 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (TITLE OF CLASS OF SECURITIES)

                                    40018110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS L. GENOVESE
                       VICE PRESIDENT AND GENERAL COUNSEL
                              GRUMMAN CORPORATION
                              1111 STEWART AVENUE
                         BETHPAGE, NEW YORK 11714-3580
                                 (516) 575-3871
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

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     This Amendment No. 13 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated March 8, 1994, as amended (the "Schedule 14D-9"), of Grumman Corporation, a New York corporation (the "Company"), filed in connection with the Offer of Martin Marietta Corporation as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     The response to Item 4 is hereby amended and supplemented as follows:

     (a) Recommendation. At a meeting of the Board held on April 3, 1994, the Board unanimously adopted resolutions that the Board had, in light of and subject to the terms and conditions set forth in the Agreement and Plan of Merger, dated as of April 3, 1994, among the Company, Northrop and Northrop Acquisition, Inc. (the "Northrop Merger Agreement") and in light of other relevant circumstances, determined that the Offer and the Merger (as such terms are defined in the Northrop Merger Agreement) are fair to, and in the best interests of, the shareholders of the Company; authorizing the execution and delivery of the Northrop Merger Agreement substantially in the form presented to it; and recommending that the shareholders of the Company accept the Northrop Offer and tender their Shares to Northrop Acquisition and approve and adopt the Northrop Merger Agreement.

     The Board also unanimously (i) recommended that the shareholders of the Company reject the Martin Offer and not tender any of their Shares pursuant to the Martin Offer and (ii) authorized the termination of the Martin Merger Agreement.

     The letter to shareholders of the Company, dated April 4, 1994, from Dr. Renso L. Caporali, Chairman of the Board and Chief Executive Officer of the Company, containing the recommendation of the Board is attached as Exhibit
(a)(11) hereto and is incorporated herein by reference in its entirety.

          (b) Background and Reasons for the Recommendation.

     The response to Item 4(b) on pages 7 through 10 of the Solicitation/Recommendation Statement on Schedule 14D-9 dated April 4, 1994 (the "April 4 Schedule 14D-9") of the Company filed with the Securities and Exchange Commission on April 4, 1994 with respect to the amended tender offer of Northrop is incorporated by reference herein its entirety.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     The response to Item 6(b) is hereby amended and supplemented as follows:

     (b) To the best knowledge of the Company, all of the Company's executive officers, directors and affiliates presently intend to tender to Northrop Acquisition or present to the Exchange Agent after the Northrop Merger all Shares which are currently held of record or beneficially owned by such persons, subject to applicable tax and securities laws and personal considerations.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     The response to Item 7 is hereby amended and supplemented as follows:

     (a) The response to Item 3(b) on pages 1 through 6 of the April 4 Schedule 14D-9 is incorporated by reference herein in its entirety. Other than as set forth above and in Item 4, the Company is not engaged in any negotiation in response to the Martin Offer which relates to or would result in:

             (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;
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             (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

             (3) a tender offer for or other acquisition of securities by or of the Company; or

             (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described under Items 4 and 7(a), there are no transactions, Board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The response to Item 8 is hereby amended and supplemented as follows:

     A copy of the complaint in Fecci, et al. v. Grumman Corp., et al., filed in the United States District Court for the Southern District of New York, 94 Civ. 1914, is set forth as Exhibit (c)(40) hereto, and incorporated by reference herein in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        (a)(11)  --   Letter to the Company's Shareholders, dated April 4, 1994*
        (b)      --   None
        (c)(35)  --   Solicitation/Recommendation Statement on Schedule 14D-9, dated April 4,
                      1994, of the Company with respect to the Northrop Offer
        (c)(36)  --   Agreement and Plan of Merger between Northrop Acquisition, Northrop
                      Corporation and the Company, dated April 3, 1994
        (c)(37)  --   Letter, dated March 31, 1994, from Martin Marietta Corporation to the
                      Company
        (c)(38)  --   Letter, dated March 31, 1994, from Northrop Corporation to the Company
        (c)(39)  --   Letter, dated April 3, 1994, from Northrop Corporation to the Company
        (c)(40)  --   Complaint in Fecci, et al. v. Grumman Corp., et al

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* Included in copies mailed to shareholders of the Company.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRUMMAN CORPORATION

                                          By: /s/  RENSO L. CAPORALI
                                              Chairman of the Board and
                                              Chief Executive Officer

Date: April 4, 1994

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                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                                          DESCRIPTION
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
(a)(11)  --   Letter to the Company's Shareholders, dated April 4, 1994*
(b)      --   None
(c)(35)  --   Solicitation/Recommendation Statement on Schedule 14D-9, dated April 4, 1994, of the Company with respect to the Northrop Offer
(c)(36)  --   Agreement and Plan of Merger between Northrop Acquisition, Northrop Corporation and the Company, dated April 3, 1994
(c)(37)  --   Letter, dated March 31, 1994, from Martin Marietta Corporation to the Company
(c)(38)  --   Letter, dated March 31, 1994, from Northrop Corporation to the Company
(c)(39)  --   Letter, dated April 3, 1994, from Northrop Corporation to the Company
(c)(40)  --   Complaint in Fecci, et al. v. Grumman Corp., et al

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* Included in copies mailed to shareholders of the Company.